SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.c. 20549

                               SCHEDULE 14D-1
                              Amendment No. 11
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                         RENTAL SERVICE CORPORATION
                         (Name of Subject Company)

                         UR ACQUISITION CORPORATION
                            United Rentals, Inc.
                                 (Bidders)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                76009V 10 2
                   (CUSIP Number of Class of Securities)

                            United Rentals, Inc.
                         Four Greenwich Office Park
                            Greenwich, Ct 06830
                          Attn.: Bradley S. Jacobs
                         Chairman of the Board and
                          Chief Executive Officer
                          Telephone:(203) 622-3131
                          Facsimile:(203) 622-6080
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  Copy To:

                           Milton G. Strom, Esq.
                  Skadden, Arps, Slate, Meagher & Flom Llp
                              919 Third Avenue
                          New York, New York 10022
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000



      UR Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on April 5, 1999, with respect to the Purchaser's offer to purchase all of the shares of common stock, par value $0.01 per share (collectively with the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of April 16, 1999, between Rental Service Corporation and ChaseMellon Shareholder Services, L.L.C., the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company"), at a price of $22.75 per Share, net to the seller in cash (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

Item 10.  Additional Information.

      The information set forth in Item 10(e) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      On May 4, 1999, Parent and Purchaser filed a motion for an order restraining NationsRent from prosecuting the Florida Action and a supporting memorandum of law (collectively the "Motion to Restrain the Florida Litigation") in the Chancery Court of the State of Delaware (the "Delaware Court") to restrain NationsRent from further prosecuting its action filed on April 30, 1999 (the "Florida Litigation"), against Parent, Purchaser, Bradley S. Jacobs, John N. Milne and Goldman, Sachs & Co. in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida.

      On May 5, 1999, the Delaware Court, after a hearing, issued a preliminary injunction that enjoined NationsRent from taking any steps in connection with, or proceeding further with, the Florida Litigation until further order of the Delaware Court. As a result of the Delaware Court's ruling, NationsRent was ordered to withdraw its pending motions in the Florida Litigation.

      The foregoing is qualified in its entirety by reference to the complete text of the motion to restrain the Florida Litigation, a copy of which is filed as Exhibit (g)(10) hereto, and the complete text of the order restraining NationsRent, Inc. from prosecuting the Florida Action issued by the Delaware Court, a copy of which is filed as Exhibit (g)(11) hereto, each of which is incorporated by reference herein.

      The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      On May 5, 1999, Parent issued a press release regarding the Delaware Court's ruling regarding the Florida Litigation. The full text of the press release is filed as Exhibit (a)(18) hereto and is incorporated by reference herein.

Item 11.  Materials to be Filed as Exhibits.

      (a)(18)     Press Release of Parent dated May 5, 1999.

      (g)(10) Motion for an Order Restraining NationsRent, Inc. from Prosecuting the Florida Action and a Memorandum of Law in Support of Plaintiffs' Motion to Restrain Defendant NationsRent, Inc. from Prosecuting a Subsequently Filed Action, filed May 4, 1999, by Parent and Purchaser in the Chancery Court of the State of Delaware.

      (g)(11) Order Restraining NationsRent, Inc. from Prosecuting the Florida Action.



                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      UR ACQUISITION CORPORATION

                                      By: /S/ JOHN N. MILNE
                                         -----------------------------------
                                         Name:  John N. Milne
                                         Title: President


                                      UNITED RENTALS, INC.


                                      By: /S/ BRADLEY S. JACOBS
                                         -----------------------------------
                                         Name:  Bradley S. Jacobs
                                         Title: Chairman and Chief Executive
                                                Officer


Date: May 6, 1999



                             INDEX TO EXHIBITS

Exhibit
Number                        Exhibit
-------                       -------

(a)(18)           Press Release of Parent dated May 5, 1999.

(g)(10) Motion for an Order Restraining NationsRent, Inc. from Prosecuting the Florida Action and a Memorandum of Law in Support of Plaintiffs' Motion to Restrain Defendant NationsRent, Inc. from Prosecuting a Subsequently Filed Action, filed May 4, 1999, by Parent and Purchaser in the Chancery Court of the State of Delaware.

(g)(11)           Order Restraining NationsRent, Inc. from Prosecuting the
                  Florida Action.